FOURTH QUARTER 2019 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the fourth quarter, the Company experienced stable loan demand as a result of continued borrower marketing. Our strategy remains to market to high quality borrowers and to lower our loan pricing as needed to remain competitive. Lower loan pricing is being offset by a reduction in the Company's blended cost of capital, which resulted in another modest quarter-over-quarter increase in both net interest margin and net interest rate spread. As of quarter end, the Company raised a total of $20.1 million of 6% Senior Notes, completed the refinancing of all Junior Notes from 8% to 7%, and experienced a 40 basis point quarter-over-quarter decline in the interest rate paid on Bank Borrowings to 5.026%. Planned capital improvements to the Company's Rental Properties are almost complete and over three quarters of all units were rented at the end of the quarter. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 64%, paid off loans (actual) 64% vs paid off loans (estimate) 67%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 23%, Senior Notes 38%, Junior Notes 57%, Equity 73%.
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 4.4x, Senior Notes 2.6x, Junior Notes 1.8x, Equity 1.4x.
- **Cumulative Interest Coverage:** Bank Borrowings 7.7x, Senior Notes 4.4x, Junior Notes 2.7x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $656,174, up 2.3% quarter/quarter, down 3.3% year/year.
- **Net Interest Margin:** 7.828%, up 6 basis points quarter/quarter, down 53 basis points year/year.
- **Net Interest Rate Spread:** 6.944%, up 15 basis points quarter/quarter, down 27 basis points year/year.
- **Interest Income:** $2,929,356, up 9.4% quarter/quarter, up 9.1% year/year.
- **Interest Expense:** $1,146,445, up 5.7% quarter/quarter, up 3.0% year/year.
- **Net Interest Income:** $1,782,911, up 12.0% quarter/quarter, up 13.5% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $98.7 million, up 1.1% quarter/quarter, up 26.0% year/year.
- **Loans Receivable, Net:** $88.1 million, up 1.5% quarter/quarter, up 30.9% year/year.
- **Equity:** $21.2 million (21.5% of total assets), up 2.6% quarter/quarter, up 4.2% year/year.
- **Junior Notes:** $24.9 million (25.3% of total assets), up 2.2% quarter/quarter, down 12.2% year/year.
- **Senior Notes:** $20.9 million (21.2% of total assets), up 15.9% quarter/quarter, up 159.3% year/year.
- **Bank Borrowings:** $30.5 million (30.9% of total assets), down 8.9% quarter/quarter, up 47.0% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $1,045,668 (1.1% of UPB). $166,466 in provisions added. $53,437 charged off.
- **Delinquent Loans:** 2 loans became delinquent. 1 delinquent loan paid off. Total delinquent loans $2.9 million or 3.2% of UPB, comprised of 2 non-performing (1.2% of UPB), 3 non-accruing (2.0% of UPB).
- **REO Assets:** No new REO Asset acquired. 1 REO Asset sold. No REO Assets converted to Rental Properties. Total REO Assets $1.8 million (1 property).
- **Rental Properties:** No new REO Asset converted to Rental Properties. Total Rental Properties $7.1 million (4 properties).

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan funds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Three Months Ended December 31,		As of or for the Year Ended December 31,	
	2019	2018	2019	2018
Loan to value - active loans, end of period				
Unpaid principal balance	$ 89,805,878	$ 68,590,539	$ 89,805,878	$ 68,590,539
Undisbursed construction loan balance (1)	9,902,260	9,491,811	9,902,260	9,491,811
Estimated "after-repair" value (2)	155,001,000	118,625,000	155,001,000	118,625,000
Estimated "after-repair" loan-to-value (3)	64%	66%	64%	66%
Loan to value - properties sold retail, during period				
Principal balance	$ 25,171,170	$ 23,976,997	$ 81,916,818	$ 85,119,195
Actual sale price	39,107,250	37,274,453	129,823,381	134,685,603
Actual loan-to-sale price (4)	64%	64%	63%	63%
Original "after-repair" loan-to-value estimate	67%	66%	67%	66%
Number of loans	79	83	255	284
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 5,515,946	$ 5,549,733	$ 20,922,051	$ 16,035,210
Number of loans	22	14	71	61

(1) Undisbursed construction loan balance is comprised of construction funds that have been approved but not yet disbursed. Once disbursed, the construction funds are added to the unpaid principal balance.

(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.

(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the undisbursed construction loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.

(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for construction until those proceeds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these funds as an undisbursed construction loan balance. The Company's undisbursed construction loan balance as of December 31, 2019 was $9.9 million compared to $9.5 million as of December 31, 2018. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of December 31, 2019, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended December 31, 2019 was 64%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 3 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2018 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 66%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended December 31, 2018 was 64%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 2 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2019 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2019 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2018 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 66%. By comparison, during the year ended December 31, 2018 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 3 percentage points more conservative than the actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time, and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) will be lower and more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all four tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value		
	As of or for the Year Ended December 31,	
	2019	2018
Estimated value added through construction improvements		
Estimated "after-repair" value	$ 155,001,000	$ 118,625,000
Real estate purchase price	94,713,728	69,906,529
Total estimated value add	$ 60,287,272	$ 48,718,471
Estimated percentage completion of capital improvements		
Construction loan commitments	$ 20,149,903	$ 18,414,620
Undisbursed construction loan balance	9,902,260	9,491,811
Disbursed construction loan funds	10,247,643	8,922,809
Percentage completion	51%	48%
Real estate value added based on percentage completion	30,660,318	23,606,548
Real estate purchase price	94,713,728	69,906,529
Estimated "as-is" real estate value of loan portfolio	125,374,046	93,513,077
Book value of rental property	7,111,371	6,414,813
Book value of real estate owned (REO)	1,776,281	3,315,361
Estimated "as-is" real estate collateral value	**$134,261,698**	**$103,243,251**
Capital structure and investment programs		
Bank Borrowings	$ 30,548,052	$ 20,858,384
Senior Notes	20,914,989	8,066,007
Senior Notes, cumulative	51,463,041	28,924,391
Junior Notes	24,924,078	28,386,836
Junior Notes, cumulative	76,387,119	57,311,227
Equity	21,183,026	20,324,112
Equity, cumulative	$ 97,570,145	$ 77,635,339
Capital structure loan-to-value based on "as-is" valuation of real estate collateral		
Bank Borrowings	23%	20%
Senior Notes, cumulative	38%	28%
Junior Notes, cumulative	57%	56%
Equity, cumulative	73%	75%
Capital structure asset coverage based on "as-is" valuation of real estate collateral		
Bank Borrowings	4.4 x	4.9 x
Senior Notes, cumulative	2.6 x	3.6 x
Junior Notes, cumulative	1.8 x	1.8 x
Equity, cumulative	1.4 x	1.3 x

As of December 31, 2019, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $155.0 million, and the real estate purchase price was $94.7 million, resulting in an estimated $60.3 million in total value add to the real estate projects. Total construction loan commitments were $20.1 million and construction funds disbursed were $10.2 million, resulting in an estimated percentage completion of 51%. Multiplying the estimated total value add of $60.3 million by the estimated project completion of 51% equaled an estimated $30.7 million of incremental real estate value added based on percentage completion. Adding $30.7 million of incremental real estate value added to the real estate purchase price of $94.7 million provided an estimated "as-is" loan portfolio real estate collateral value of $125.4 million. When combined with an estimated $7.1 million of rental property assets and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $134.3 million as of December 31, 2019.

As of December 31, 2019, cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($134.3 million as of December 31, 2019). As of December 31, 2019, the loan-to-value of Bank Borrowings equaled 23% or $30.6 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $134.3 million; Cumulative loan-to-value of Senior Notes equaled 38% or $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million, and; Cumulative loan-to-value of Junior Notes equaled 57% or $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million, and; Cumulative loan-to-value of equity equaled 73% or $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million.

Loan-to-value for Bank Borrowings saw a modest increase year-over-year, reflecting an increase in Bank Borrowings from 26.5% to 30.9% of total assets, as the Company borrowed on its line of credit to meet an increase in loan demand. Cumulative loan-to-value for Senior Notes increased year-over-year, reflecting the increase in Bank Borrowings and an increase in Senior Notes from 10.3% to 21.2% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes more than offsetting the reduction in Junior Notes from 36.2% to 25.3% of total assets.

As of December 31, 2019, cumulative asset coverage is the estimated "as-is" real estate value ($134.3 million as of December 30, 2019) divided by the debt or equity and any senior debt. As of December 31, 2019, Bank Borrowings equaled 4.4 times or $134.3 million in estimated "as-is" real estate collateral value divided by $30.6 million in Bank Borrowings; Senior Notes equaled 2.6 times or $134.31 million in estimated "as-is" real estate collateral value divided by $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings); Junior Notes equaled 1.8 times or $134.3 million in estimated "as-is" real estate collateral value divided by $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings), and; Equity equaled 1.4 times or $134.3 million in estimated "as-is" real estate collateral value divided by $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings).

Asset coverage for Bank Borrowings saw a modest decrease year-over-year, reflecting an increase in Bank Borrowings from 26.5% to 30.9% of total assets, as the Company borrowed on its line of credit to meet an increase in loan demand. Cumulative asset coverage for Senior Notes decreased year-over-year, reflecting the increase in Bank Borrowings and an increase in Senior Notes from 10.3% to 21.2% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes more than offsetting the reduction in Junior Notes from 36.2% to 25.3% of total assets.

By comparison as of December 31, 2018, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $118.6 million, and the real estate purchase price was $69.9 million, resulting in an estimated $48.7 million in total value add to the real estate projects. Total construction loan commitments were $18.4 million and construction funds disbursed were $8.9 million, resulting in an estimated percentage completion of 48%. Multiplying the estimated total value add of $48.7 million by the estimated project completion of 48% equaled an estimated $23.6 million of incremental real estate value added based on percentage completion. Adding $23.6 million of incremental real estate value added to the real estate purchase price of $69.9 million provides an estimated "as-is" loan portfolio real estate collateral value of $93.5 million. When combined with an estimated $6.4 million in rental property and $3.3

million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $103.2 million as of December 31, 2018.

By comparison, as of December 31, 2018 the cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($103.2 million as of December 31, 2018). As of December 31, 2018, the loan-to-value of Bank Borrowings equaled 20% or $20.9 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $103.2 million; Cumulative loan-to-value of Senior Notes equaled 28% or $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of equity equaled 75% or $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million.

By comparison, as of December 31, 2018 cumulative Asset Coverage is the estimated "as-is" real estate value ($103.2 million as of December 31, 2018) divided by the debt or equity and any senior debt. As of December 31, 2018, Bank Borrowings equaled 4.9 times or $103.2 million in estimated "as-is" real estate collateral value divided by $20.8 million in Bank Borrowings; Senior Notes equaled 3.6 times or $103.2 million in estimated "as-is" real estate collateral value divided by $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings); Junior Notes equaled 1.8 times or $103.2 million in estimated "as-is" real estate collateral value divided by $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings), and; Equity equaled 1.3 times or $103.2 million in estimated "as-is" real estate collateral value divided by $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings).

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios				
	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2019	2018	2019	2018
Interest income	$ 2,929,356	$ 2,684,209	$ 10,273,631	$ 10,180,734
Rental property Income	172,021	60,299	563,366	123,333
Other income	26,158	149,597	725,484	625,008
Total income	3,127,535	2,894,105	11,562,481	10,929,075
Interest expense – Bank Borrowings (1)	405,826	429,998	1,317,452	1,454,564
Interest expense – Senior Notes (2)	301,917	115,020	896,365	254,861
Interest expense – Junior Notes (3)	438,702	568,024	2,001,380	2,256,674
Total interest expense	$ 1,146,445	$ 1,113,042	$ 4,215,197	$ 3,966,099
Interest coverage ratios				
Interest coverage - Bank Borrowings (1)	7.7 x	6.7 x	8.8 x	7.5 x
Cumulative interest coverage - Senior Notes (2)	4.4 x	5.3 x	5.2 x	6.4 x
Cumulative interest coverage - Junior Notes (3)	2.7 x	2.6 x	2.7 x	2.8 x
Average portfolio leverage, during period	78.2%	75.3%	75.8%	73.3%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. The Company began issuing Senior Notes on March 1, 2018.

(3) Junior Notes have a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals total income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

During the quarter ended December 31, 2019, the Company generated $3,127,535 in total income available to pay interest expense. With average portfolio leverage of 78.2%, the Company paid interest expense of $405,826 related to Bank Borrowings, $301,917 related to Senior Notes, and $438,702 related to Junior Notes. Total income was 7.7 times the amount necessary to pay interest expense related to Bank Borrowings, 4.4 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.7 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year driven by a reduction in the interest rate paid on the Company's line of credit more than offsetting the increase in average Bank Borrowings relative to average total assets. Cumulative interest coverage for Senior Notes decreased year-over-year due primarily to the decrease in interest expense related to Bank Borrowings being more than offset by the increase in interest expense related to the issuance of additional Senior Notes. Cumulative interest coverage for Junior Notes saw no material change year-over-year due to the reduction in total average interest expense being offset by a modest increase in average portfolio leverage between periods.

By comparison, during the quarter ended December 31, 2018 the Company generated $2,894,105 in total income available to pay interest expense. With average portfolio leverage of 75.3%, the Company paid interest expense of $429,998 related to Bank Borrowings, $115,020 related to Senior Notes, and $568,024 related to Junior Notes. Total income was 6.7 times the amount necessary to pay interest expense related to Bank Borrowings, 5.3 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.6 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined. The Company began issuing Senior Notes on March 1, 2018.

By comparison, during the year ended December 31, 2019 the Company generated $11,562,481 in total income available to pay interest expense. With average portfolio leverage of 75.8%, the Company paid interest expense of $1,317,452 related to Bank Borrowings, $896,365 related to Senior Notes, and $2,001,380 related to Junior Notes. Total income was 8.8 times the amount necessary to pay interest expense related to Bank Borrowings, 5.2 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.7 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average total assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes decreased year-over-year due primarily to the decrease in interest expense related to Bank Borrowings being more than offset by an increase in interest expense related to the issuance of additional Senior Notes. Cumulative interest coverage for Junior Notes saw no material change year-over-year due to the reduction in average interest expense being offset by a modest increase in average portfolio leverage between periods.

By comparison, during the year ended December 31, 2018 the Company generated $10,929,075 in total income available to pay interest expense. With average portfolio leverage of 73.3%, the Company paid interest expense of $1,454,564 related to Bank Borrowings, $254,861 related to Senior Notes, and $2,256,674 related to Junior Notes. Total income was 7.5 times the amount necessary to pay interest expense related to Bank Borrowings, 6.4 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Income Statement

Net Income. Net income was $656,174 for the quarter ended December 31, 2019, an increase of $14,972, or 2.3%, from $641,202 in the prior quarter, and a decrease of $22,502, or 3.3%, from $678,676 during the same quarter in the prior year.

The modest year-over-year decrease in net income was primarily attributable to an increase in the Company's operating expenses. Specifically, as a result of continued loan portfolio growth the Company elected to increase its

provision-for-loan-losses expense in order to increase the associated allowance-for-loan losses on the balance sheet. See "Provision for Loan Losses" below for additional details.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended December 31, 2019 was 7.828%. This compares to net interest margin of 7.771% and 8.362% for the quarters ended September 30, 2019 and December 31, 2018, respectively. Similarly, the net interest rate spread for the quarter ended December 31, 2019 was 6.944% compared to 6.793% and 7.217% for the quarters ended September 30, 2019 and December 31, 2018, respectively. See table below "Average Balances and Yields" for additional details.

The modest year-over-year decrease in net interest margin and net interest rate spread reflects a decline in the Company's blended yield earned on interest-earning assets more than offsetting the decline in the Company's blended yield paid on interest-bearing liabilities. The modest quarter-over-quarter increase in net interest margin and net interest rate spread reflects a decline in the Company's blended yield paid on interest-bearing liabilities more than offsetting the decline in yield earned on interest-earning assets. See "Interest Income" and "Interest Expense" below for additional details.

Interest Income. For the quarter ended December 31, 2019, total interest income was $2,929,356, an increase of $252,921, or 9.4%, from $2,676,435 during the prior quarter, and an increase of $245,147, or 9.1%, from $2,684,209 during the same period in the prior year.

The Company experienced increased loan demand and a corresponding increase in average loan portfolio size quarter-over-quarter, which more than offset a modest decline in yield earned on those same assets. As a result, the Company's average interest-earning assets increased by $9.1 million, or 11.2%, to $90.4 million during the quarter ended December 31, 2019, from an average of $81.3 million during the prior quarter. The yield earned on interest-earning assets declined 20 basis points during the same period to 12.862% from 13.065%.

Average loan portfolio size increased $15.8 million, or 21.2%, year-over-year to $90.4 million during the quarter, from an average of $74.5 million during the same quarter in the prior year, which more than offset a 142 basis point decline in the yield earned on average interest-earning assets to 12.862% during the quarter from 14.286% during the same quarter in the prior year.

The decline in yield earned is a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we have witnessed over the past 7 years seems to be at or near bottom. We continue to look for opportunities to increase loan pricing, but not at the expense of borrower quality. Iron Bridge decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

The average daily balance of cash during the quarter ended December 31, 2019 was $667,855, compared to $691,726 and $690,305 for the quarters ended September 30, 2019 and December 31, 2018, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $62,054, or 5.7%, to $1,146,445 for the quarter ended December 31, 2019 from $1,084,391 during the prior quarter, and increased $33,403, or 3.0%, from $1,113,042 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 5.918% during the quarter ended December 31, 2019, a decrease of 35 basis points from 6.272% during the prior quarter, and a decrease of 115 basis points from 7.069% during the same quarter in the prior year.

Interest expense on the Company's Junior Notes was $438,702 for the quarter ended December 31, 2019, a decrease of $18,289, or 4.0%, from $456,991 during the prior quarter, and a decrease of $129,322, or 22.8%, from $568,024 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending December 31, 2019, September 30, 2019 and December 31, 2018 were 7.000%, 7.362% and 7.998%, respectively. See "Junior Notes" below for additional details.

As previously reported, starting in May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019.

Interest expense on the Company's Senior Notes was $301,917 for the quarter ended December 31, 2019, an increase of $27,034, or 9.8%, from $274,883 during the prior quarter, and an increase of $186,897, or 162.5%, from $115,020 during the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending December

31, 2019, September 30, 2019 and December 31, 2018 were 6.000%, 5.998% and 6.004%, respectively. See "Senior Notes" below for additional details.

Interest expense on the Company's line of credit with Western Alliance Bank ("Bank Borrowings") was $405,826 during the quarter ended December 31, 2019, an increase of $53,309, or 15.1%, from $352,517 during the prior quarter, and a decrease of $24,172, or 5.6%, from $429,998 for the same quarter in the prior year. The average interest rate paid on Bank Borrowings for the quarters ending December 31, 2019, September 30, 2019 and December 31, 2018 were 5.026%, 5.423%, and 6.390%, respectively.

The year-over-year decrease in interest rate paid on Bank Borrowings primarily reflects the decrease in the 1-Month LIBOR rate during this period, which is the index used to price the Company's line of credit. However, during the first quarter of 2019 the Company negotiated a 50 basis point reduction in the interest rate paid on its line of credit, and during the second quarter of 2019 the Company negotiated another 37.5 basis point reduction in the interest rate paid on its line of credit to 1-Monthly LIBOR plus 3.125 percent.

Net Interest Income. Net interest income for the quarter ended December 31, 2019 was $1,782,911, an increase of $190,867, or 12.0%, from $1,592,044 in the prior quarter, and an increase of $211,744, or 13.5%, from $1,571,167 during the same quarter in the prior year.

The quarter-over-quarter increase in net interest income primarily reflected a 15 basis point increase in the net interest rate spread coupled with an 11.2% increase in average interest-earning assets. The year-over-year increase in net interest income resulted from an 21.2% increase in average interest-earning assets more than offsetting a 27 basis point decline in the interest rate spread.

Rental Property Income. Rental property income during the quarter ended December 31, 2019 was $172,021, an increase of $17,409, or 11.3%, from $154,612 during the prior quarter, and an increase of $111,722, or 185.3%, from $60,299 during the same period of the prior year. The increases reflect completion of construction and subsequent lease up of additional units as they were converted from Real Estate Held for Sale to Rental Property. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Income. For the quarter ended December 31, 2019, other income was $26,158, a decrease of $134,606, or 83.7%, from $160,764 during the prior quarter, and a decrease of $123,439, or 82.5%, from $149,597 during the same period of the prior year. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

The decrease in other income quarter-over-quarter and year-over-year was primarily attributable to a reduction in loan loss reserve reversals, which were taken in the prior quarter and same period in the prior year to offset losses on loans. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Expense. For the quarter ended December 31, 2019, non-interest expense was $1,323,749, an increase of $172,884, or 15.0%, from $1,150,865 during the prior quarter, and an increase of $323,619, or 32.4%, from $1,000,130 during the same period in the prior year.

The quarter-over-quarter and year-over-year increase in non-interest expense was driven primarily by an increase in loan portfolio size, which resulted in a corresponding increase in the loan servicing expense and provision-for-loan-losses expense.

Provision for Loan Losses. Based on our analysis of loan portfolio performance and portfolio growth, the Company recorded a provision of $166,466 for the quarter ended December 31, 2019, a provision of $165,430 for the quarter ended September 30, 2019, and provision of $45,275 for the quarter ended December 31, 2018. The allowance for loan losses was $1,045,668, or 1.2% of total unpaid principal balance (UPB), at December 31, 2019 compared to $932,639, or 1.1% of total UPB, at September 30, 2019, and as compared to $815,947, or 1.2% of total UPB, at December 31, 2018. Total delinquent loans were $2,873,793, or 3.2% of the total UPB, at December 31, 2019 compared to $1,911,879, or 2.2% of total UPB, at September 30, 2019 and $3,091,874, or 4.5% of the total UPB at December 31, 2018. The allowance for loan losses reflects the estimate we believed to be appropriate to cover

probable incurred losses inherent in the loan portfolio at December 31, 2019, September 30, 2019 and December 31, 2018. See "Asset Quality" below for a discussion of non-performing loans and REO assets.

It is important to point out that on average non-performing loans generate additional profits for the Company through the return of principal, accrued interest and additional late fees and default interest. Therefore, the percentage of non-performing loans are not necessarily correlated to the amount of charge offs expected by the Company.

Franchise Fees and Income Taxes. Franchise fees for the quarter ended December 31, 2019 totaled $1,167, as compared to $100 during the prior quarter and $427 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets increased $1.1 million, or 1.1%, to $98.7 million as of December 31, 2019 from $97.6 million at September 30, 2019, and increased $20.4 million, or 26.0%, from $78.3 million at December 31, 2018.

Growth in total assets quarter-over-quarter and year-over-year was primarily attributable to strong loan demand, resulting in an increase in net mortgage loans receivable to $88.1 million as of December 31, 2019, from $86.8 million at September 30, 2019, and $67.3 million as of December 31, 2018.

Equity. As of December 31, 2019, September 30, 2019 and December 31, 2018, the Company's equity balance was $21.2 million (21.5% of total assets), $20.6 million (21.1% of total assets), and $20.3 million (25.9% of total assets), respectively.

The line of credit loan covenants with Western Alliance Bank require the Company to maintain a minimum of $20 million of equity. The Company's Maximum Debt Covenant requires equity to be no less than 20% of total assets.

Bank Borrowings. As of December 31, 2019, September 30, 2019 and December 31, 2018, the net unpaid line of credit balance was $30.5 million (30.9% of total assets), $33.6 million (34.4% of total assets), and $20.8 million (26.5% of total assets), respectively.

For the quarters ending December 31, 2019, September 30, 2019 and December 31, 2018, the average line of credit balance and utilization during these periods was $32.0 million (80.1% utilization), $25.8 million (64.5% utilization), and $26.7 million (66.7% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

The Company's line of credit with Western Alliance Bank was extended from January 1, 2018 through January 1, 2020. The extended line of credit lowered the interest rate from 1-Month LIBOR plus 4.5% to 1-Month LIBOR plus 4.0%, and increased the borrowing limit from $25 to $40 million. On January 24, 2019, the line of credit was amended to lower the interest rate from 1-Month LIBOR plus 4.0% to 1-Month LIBOR plus 3.5%. On April 16, 2019, the line of credit was amended to lower the interest rate from 1-Month LIBOR plus 3.5% to 1-Month LIBOR plus 3.125%. On December 5, 2019, the Company extended the line of credit to March 1, 2020 and is currently negotiating terms for an additional one or two year extension. As of December 31, 2019, interest rate on the line of credit was 4.822%.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering ("Senior Notes") effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of December 31, 2019, Senior Notes were $20.9 million (21.2% of total assets) compared to $18.0 million (18.5% of total assets) as of September 30, 2019 and $8.1 million (10.3% of total assets) as of December 31, 2018. As of December 31, 2019, interest rate on the Senior Notes was 6%.

Junior Notes. As of December 31, 2019, Junior Notes were $24.9 million (25.3% of total assets). This compares to $24.4 million (25.0% of total assets) as of September 30, 2019 and $28.4 million (36.2% of total assets) as of December 31, 2018. As previously reported, starting in May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

The following table sets forth the portfolio roll forward analysis.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-17	246	66,754,985	9,640,864	(9,239,782)	67,156,067	217
Feb-17	248	67,156,067	7,429,508	(5,425,096)	69,160,478	371
Mar-17	254	69,160,478	9,289,042	(7,066,300)	71,383,220	294
Apr-17	250	71,383,220	6,445,553	(9,340,595)	68,488,178	229
May-17	247	68,488,178	7,920,151	(8,161,569)	68,246,761	252
Jun-17	249	68,246,761	10,619,223	(8,895,665)	69,970,319	230
Jul-17	258	69,970,319	7,128,195	(4,128,404)	72,970,110	508
Aug-17	247	72,970,110	6,523,035	(8,285,157)	71,207,988	264
Sep-17	247	71,207,988	7,352,497	(5,216,881)	73,343,604	409
Oct-17	238	73,343,604	6,295,076	(9,319,403)	70,319,277	236
Nov-17	228	70,319,277	4,755,973	(7,290,421)	67,784,829	289
Dec-17	232	67,784,829	8,496,164	(7,869,997)	68,410,996	258
Total		836,785,817	91,895,281	(90,239,270)	Average # Days	278
Jan-18	235	68,410,996	8,992,596	(8,330,393)	69,073,199	246
Feb-18	218	69,073,199	4,826,963	(10,671,798)	63,228,364	194
Mar-18	215	63,228,364	9,286,505	(9,542,233)	62,972,637	199
Apr-18	222	62,972,637	8,883,321	(8,262,626)	63,593,331	229
May-18	217	63,593,331	14,632,653	(10,005,087)	68,220,897	191
Jun-18	219	68,220,897	12,169,765	(12,136,508)	68,254,153	169
Jul-18	221	68,254,153	12,073,975	(6,616,944)	73,711,184	309
Aug-18	224	73,711,184	9,592,011	(9,383,156)	73,920,039	236
Sep-18	222	73,920,039	6,205,262	(3,845,607)	76,279,694	577
Oct-18	211	76,279,694	11,048,166	(12,069,861)	75,257,998	190
Nov-18	204	75,257,998	5,378,256	(9,043,524)	71,592,729	250
Dec-18	187	71,592,729	6,769,242	(9,771,432)	68,590,539	220
Total		834,515,221	109,858,712	(109,679,170)	Average # Days	228
Jan-19	191	68,590,539	6,080,321	(4,320,400)	70,350,460	476
Feb-19	191	70,350,460	10,040,486	(11,136,555)	69,254,391	190
Mar-19	191	69,254,391	8,983,361	(9,983,533)	68,254,220	208
Apr-19	191	68,254,220	6,846,469	(9,443,946)	65,656,743	217
May-19	199	65,656,743	11,138,381	(8,405,752)	68,389,372	234
Jun-19	205	68,389,372	11,813,492	(7,659,232)	72,543,633	268
Jul-19	229	72,543,633	15,158,077	(5,849,558)	81,852,152	372
Aug-19	237	81,852,152	10,651,305	(8,345,992)	84,157,464	294
Sep-19	246	84,157,464	13,296,197	(8,969,111)	88,484,550	281
Oct-19	247	88,484,550	10,280,040	(9,378,481)	89,386,110	283
Nov-19	251	89,386,110	8,883,185	(8,631,263)	89,638,032	311
Dec-19	251	89,638,032	13,115,768	(12,947,922)	89,805,878	208
Total		916,557,665	126,287,083	(105,071,744)	Average # Days	262

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the year ended December 31, 2019, the principal balance of the Company's loan portfolio ranged from $65.7 million to $89.8 million, and the Company made principal advances of $126.3 million related to new or existing

Portfolio Loans and received principal payments of $105.1 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 262 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2019. Principal advances increased during the second half of the year, as a result of increased borrower marketing and corresponding new loan origination. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

By comparison, for the year ended December 31, 2018, the principal balance of the Company's loan portfolio ranged from $63.0 million to $76.3 million, and the Company made principal advances of $109.9 million related to new or existing Portfolio Loans and received principal payments of $109.7 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 228 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

By comparison, for the year ended December 31, 2017, the principal balance of the Company's loan portfolio ranged from $66.7 million to $73.3 million, and the Company made principal advances of $91.9 million related to new or existing Portfolio Loans and received principal payments of $90.2 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 278 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

Asset Quality

Allowances for loan losses. As of December 31, 2019, the Company's allowance for loan losses balance was $1,045,668 or 1.2% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended December 31, 2019, the Company recognized a $166,466 provision-for-loan-losses expense and $53,437 in loan charge-offs. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

The year-over-year increase in provision-for-loan-losses expense was a result of continued loan portfolio growth and the Company's decision to increase its provision-for-loan-losses expense in order to increase the associated allowance-for-loan losses on the balance sheet. See "Provision for Loan Losses" above for additional details. Based on the Company's expectation of stable portfolio performance in the near term, the Company expects to accrue a provision for loan losses at a rate of between 0% and 1.0% annualized. As of December 31, 2019, the total amount of loans charged off by the Company since inception (April 2009) totaled $1,073,820, or 0.137% of total loans originated ($782,106,336).

By comparison, during the quarter ended September 30, 2019 the Company recognized a $165,430 provision-for-loan-losses expense and $115,253 in charge-offs.

By comparison, the Company recognized a $45,275 provision-for-loan-losses expense and $155,869 in charge-offs during the quarter ended December 31, 2018.

Delinquent Loans, REO Assets and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

1. ***Delinquent Loan:*** A loan with a monthly
2. payment that is 30 days or more past due.
3. ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
4. ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
5. ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and

foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.

(6) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.

(7) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loans					
As of 12/31/2019	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Chicago, Illinois (Cook)	1,331,169	-	1,560,000	85%	Non Accruing
Burbank, Illinois (Cook)	76,715	2,686	285,000	28%	Non Accruing
Arlingrton Heights, Illinois (Cook)	386,359	11,825	550,000	72%	Non Accruing
Denver, Colorado (Denver) (1)	966,094	49,624	1,700,000	60%	Non Performing
Portland, Oregon (Multnomah) (1)	113,456	4,055	250,000	47%	Non Performing
Total	2,873,793	68,189	4,345,000		

Paid Off Delinquent Loans					
During Q4 2019	Unpaid Principal Balance	Unpaid Accrued Interest	Additional Fees Collected (2)	Charge Off (3)	Date Paid Off
Auburn, Washington (King)	119,700	15,352	6,914	-	10/29/2019
Total	119,700	15,352	6,914	-	

(1) New delinquent loan.

(2) Additional fees collected are net of additional expenses incurred.

(3) Amounts charged off are charged off against the Allowance for Loan Losses.

During the quarter ended December 31, 2019, 2 new loans became delinquent and 1 delinquent loan paid off. As of December 31, 2019, the Company had 5 delinquent loans totaling $2.9 million, or 3.2% of total UPB, comprised of 2 non-performing loans (1.2% of UPB) and 3 non-accruing loans (2.0 % of UPB).

While we are not concerned about the long-term financial impact of these delinquent loans on portfolio performance and do not view these loans as indicative of systemic issues, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's REO Assets and Rental Properties:

Real Estate Owned Assets					
As of 12/31/2019	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	1,776,281	15,449	Foreclosure	6/1/2018	Rehab and Sell
Total	1,776,281	15,449			

Sold Real Estate Owned Assets					
During Q4 2019	Cost Basis	Net Proceeds	Gain (Loss) on Sale	Acquisition Date	Sale Date
Oakland, California (Alameda) (1)	201,910	430,737	Foreclosure	7/17/2019	Sell As Is
Total	201,910	430,737	-		

Rental Properties					
As of 12/31/2019	Cost Basis	Oper. Expense (during quarter)	Oper. Income (during quarter)	Acquisition Date	Date Converted to Held for Use
Chicago, Illinois (Cook)	2,951,470	38,160	77,262	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	3,398,854	43,280	76,567	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	323,645	4,316	8,089	5/24/2016	12/31/2018
Chicago, Illinois (Cook)	437,402	7,528	10,102	9/7/2017	4/1/2019
Total	7,111,371	93,284	172,021		

(1) Foreclosed cross collateral related to an REO Asset in Alameda County.

During the quarter ended December 31, 2019, no new REO asset were acquired and one REO asset was sold. The net proceeds from this sale were used to reduce the cost basis of a cross collateralized REO Asset by $430,737. As of December 31, 2019, the Company had REO Asset inventory of $1.8 million (1.8% of total assets) comprised of 1 property located in Alameda County, California.

As of December 31, 2019, the Company's Rental Properties were $7.1 million (7.2% of total assets) comprised of 4 properties including one 30-unit apartment building, one nearly complete 33-unit building (expected to be completed during the first quarter of 2019) and two completed 3-unit buildings. A majority of the redevelopment costs for these projects have been capitalized. All four projects are currently leased or in the process of being leased.

Our analysis as of December 31, 2019 suggests that the valuation of the REO Assets, Rental Properties, and Non-Accruing Loans will allow the Company to recover its invested capital without impairment charges. In addition, we anticipate the aggregate drag on income from non-yielding REOs and non-accruing loans to dissipate during 2020 as we continue to lease Rental Properties and dispose of REO Assets.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of December 31, 2019, the percentage of unpaid principal balance categorized by project type consisted of 81% Single Family Residential Rehab (220 loans), 11% Single Family Residential New Construction (25 loans), 2% Multi-Family Residential Rehab (2 loans), no Multi-Family Residential New Construction, and 6% Commercial (4 loans).

By comparison, as of September 30, 2019, the percentage of unpaid principal balance categorized by project type consisted of 79% Single Family Residential Rehab (211 loans), 14% Single Family Residential New Construction (31 loans), 2% Multi-Family Residential Rehab (2 loans), no Multi-Family Residential New Construction, and 5% Commercial (2 loans).

By comparison, as of December 31, 2018, the percentage of unpaid principal balance categorized by project type consisted of 84% Single Family Residential Rehab (165 loans), 13% Single Family Residential New Construction (19 loans), 2% Multi-Family Residential Rehab (1 loan) and less than 1% Multi-Family Residential New Construction (2 loans).

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi–family residential structures.

Geographical Distribution. As of December 31, 2019, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 2%, California 50%, Colorado 8%, Florida 1%, Georgia 1%, Illinois 2%, Indiana 1%, Oregon 21%, South Carolina 1%, Tennessee 1%, Texas 2%, Utah 1%, Virginia 2%, and Washington 7%.

By comparison, as of September 30, 2019, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 49%, Colorado 10%, Florida 1%, Georgia 1%, Illinois 3%, Indiana 2%, Oregon 20%, South Carolina 1%, Texas 3%, Utah 2% and Washington 6%.

By comparison, as of December 31, 2018, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 53%, Colorado 9%, Florida 2%, Illinois 6%, Louisiana 1%, Oregon 16%, South Carolina 2%, Tennessee 1%, Texas 1%, and Washington 7%.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity. In addition, the Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose nonperforming loans in non-judicial states is less. As of December 31, 2019, September 30, 2019, and December 31, 2018, the percentage of loan portfolio UPB secured by property located in non-judicial states was 94%, 94% and 88%, respectively.

Borrowers. As of December 31, 2019, the portfolio consisted of 251 active loans provided to 166 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 6% of the UPB while the top 3 borrowers represented 14% of the unpaid principal balance.

By comparison, as of September 30, 2019, the portfolio consisted of 246 active loans provided to 162 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 7% of the UPB while the top 3 borrowers represented 15% of the unpaid principal balance.

By comparison, as of December 31, 2018, the portfolio consisted of 187 active loans provided to 135 borrowers. The average number of loans per borrower was 1.4 loans. The largest borrower represented 8% of the UPB while the top 3 borrowers represented 18% of the unpaid principal balance.

Portfolio Age. As of December 31, 2019, the age distribution of the 251 active Portfolio Loans was as follows: 176 loans within 0-6 months (59% of the unpaid principal balance (UPB)), 28 loans within 6-9 months (12% of UPB), 19 loans within 9-12 months (11% of UPB) and 28 loans greater than 12 months (18% of UPB).

This compares to September 30, 2019, the age distribution of the 246 active Portfolio Loans was as follows: 172 loans within 0-6 months (59% of the unpaid principal balance (UPB)), 32 loans within 6-9 months (17% of UPB), 9 loans within 9-12 months (5% of UPB) and 33 loans greater than 12 months (19% of UPB).

By comparison, as of December 31, 2018 the age distribution of the 187 active Portfolio Loans was as follows: 107 loans within 0-6 months (50% of UPB), 34 loans within 6-9 months (23% UPB), 11 loans within 9-12 months (9% of UPB) and 35 loans greater than 12 months (18% of UPB).

Portfolio Turnover. During the quarter ended December 31, 2019, the Company originated 106 new Portfolio Loans and saw 101 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended September 30, 2019, the Company originated 121 new Portfolio Loans and saw 79 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on one loan during the quarter.

By comparison, during the quarter ended December 31, 2018 the Company originated 67 new Portfolio Loans and saw 97 Portfolio Loans pay off. In addition, the Company took 2 deeds in lieu of foreclosure and foreclosed on 3 loans during the quarter.

As of December 31, 2019, the Company had originated 2,757 loans since inception (April 1, 2009) of which 2,506 had paid off including 42 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 251 active Portfolio Loans.

Loan Size. As of December 31, 2019, the average and median loan sizes were $357,792 and $248,993, down $1,901 and down $1,218 from the average and median loan sizes of $359,693 and $250,211 at September 30, 2019, and down $9,002 and down $5,197 from the average and median loan sizes of $366,794 and $236,637 at December 31, 2018, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sep 30, 2019	Dec 31, 2019
Assets									
Cash and cash equivalents	$ 684,316	$ 834,264	$ 661,814	$ 560,255	$ 588,576	$ 656,628	$ 538,533	$ 633,764	$ 880,205
Mortgage interest receivable	1,257,834	799,394	687,816	771,446	705,950	694,492	623,057	726,897	811,812
Mortgage loans receivable, net	67,090,684	61,590,164	66,763,317	74,760,305	67,316,102	66,905,074	71,053,233	86,840,963	88,122,933
Real estate held for sale	4,795,566	5,672,235	8,476,969	8,853,754	3,315,361	2,876,573	2,161,624	2,340,802	1,776,281
Rental property, net	-	-	-	-	6,414,813	6,549,528	7,087,303	7,096,340	7,111,371
Total assets	$ 73,828,400	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602
Liabilities									
Accounts payable and other accrued liabilities	$ 23,925	$ 3,297	$ (16,445)	$ 6,954	$ 34,196	$ (8,954)	$ 20,172	$ 44,199	$ 76,918
Servicer fees payable	176,575	162,759	168,102	188,916	181,531	177,072	176,796	211,718	230,750
Incentive fees payable	62,101	90,665	84,468	55,163	40,630	42,120	35,783	34,821	39,684
Interest payable	325,809	283,798	322,616	359,468	350,453	335,674	313,847	370,771	377,506
Notes payable - junior notes	33,805,946	27,418,329	27,783,080	27,473,529	28,386,836	28,836,841	24,746,610	24,394,658	24,924,078
Notes payable - senior notes	-	2,795,940	4,058,857	6,397,726	8,066,007	9,577,358	17,346,712	18,045,900	20,914,989
Line of credit, net	19,014,051	17,418,966	23,743,771	29,555,940	20,778,689	18,288,904	18,213,863	33,550,321	30,548,052
Deferred interest	214,866	166,238	327,822	258,890	178,348	197,974	196,801	346,659	407,599
Total liabilities	53,623,273	48,339,992	56,472,271	64,296,586	58,016,690	57,446,989	61,050,584	76,999,047	77,519,576
Members' equity	20,205,127	20,556,065	20,117,645	20,649,174	20,324,112	20,235,306	20,413,166	20,639,719	21,183,026
Total liabilities and members' equity	$ 73,828,400	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602

Footnotes

The amounts provided in the financial statements through December 31, 2018 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2019 have not been audited. Audited financial statements for the fiscal year 2019 will be available during the first quarter of 2020.

IRON BRIDGE MORTGAGE FUND
INCOME STATEMENT

	2017	Jan - Mar 18	Apr - Jun 18	Jul - Sep 18	Oct - Dec 18	2018	Jan - Mar 19	Apr - Jun 19	Jul - Sep 19	Oct - Dec 19	2019
Revenues											
Mortgage interest income	$ 10,838,524	$ 2,357,162	$ 2,457,651	$ 2,681,712	$ 2,684,209	$ 10,180,734	$ 2,379,060	$ 2,288,780	$ 2,676,435	$ 2,929,356	$ 10,273,631
year / year %	-8.5%	-15.2%	-11.1%	-2.3%	5.4%	-6.1%	0.9%	-6.9%	-0.2%	9.1%	0.9%
quarter / quarter %	na	-7.5%	4.3%	9.1%	0.1%	na	-11.4%	-3.8%	16.9%	9.4%	na
Rental property income	-	9,781	9,029	44,224	60,299	123,333	104,353	132,380	154,612	172,021	563,366
year / year %	na	na	na	na	na	na	na	na	249.6%	185.3%	356.8%
quarter / quarter %	na	na	-7.7%	389.8%	36.3%	na	73.1%	26.9%	16.8%	11.3%	na
Other income	770,173	191,494	150,951	132,966	149,597	625,008	105,942	432,620	160,764	26,158	725,484
year / year %	103.2%	86.1%	-31.2%	-59.3%	23.2%	-18.8%	-44.7%	186.6%	20.9%	-82.5%	16.1%
quarter / quarter %	na	57.8%	-21.2%	-11.9%	12.5%	na	-29.2%	308.4%	-62.8%	-83.7%	na
Total revenues	11,608,697	2,558,437	2,617,631	2,858,902	2,894,105	10,929,075	2,589,355	2,853,780	2,991,811	3,127,535	11,562,481
year / year %	-5.0%	-11.3%	-12.3%	-6.9%	8.4%	-5.9%	1.2%	9.0%	4.6%	8.1%	5.8%
quarter / quarter %	na	-4.1%	2.3%	9.2%	1.2%	na	-10.5%	10.2%	4.8%	4.5%	na
Operating expenses											
Interest expense	4,171,237	891,997	902,167	1,058,893	1,113,042	3,966,099	1,019,744	964,617	1,084,391	1,146,445	4,215,197
year / year %	-0.4%	-19.5%	-16.3%	5.6%	13.2%	-4.9%	14.3%	6.9%	2.4%	3.0%	6.3%
quarter / quarter %	na	-9.3%	1.1%	17.4%	5.1%	na	-8.4%	-5.4%	12.4%	5.7%	na
Servicer fees	2,126,956	498,886	492,617	558,479	567,936	2,117,918	524,332	517,564	619,665	690,058	2,351,619
year / year %	3.1%	-3.2%	-5.8%	1.2%	5.9%	-0.4%	5.1%	5.1%	11.0%	21.5%	11.0%
quarter / quarter %	na	-7.0%	-1.3%	13.4%	1.7%	na	-7.7%	-1.3%	19.7%	11.4%	na
Incentive fees	909,476	239,355	212,780	195,484	158,229	805,848	93,433	92,246	104,516	106,539	396,734
year / year %	-43.0%	10.4%	-14.4%	-22.5%	-17.6%	-11.4%	-61.0%	-56.6%	-46.5%	-32.7%	-50.8%
quarter / quarter %	na	24.7%	-11.1%	-8.1%	-19.1%	na	-41.0%	-1.3%	13.3%	1.9%	na
Provision for losses on loans	56,753	-	10,000	35,000	45,275	90,275	30,000	414,485	165,430	166,466	776,381
year / year %	-63.9%	na	-28.9%	na	na	59.1%	na	na	372.7%	267.7%	760.0%
quarter / quarter %	na	na	na	na	29.4%	na	-33.7%	na	-60.1%	0.6%	na
Professional fees	310,568	132,855	109,546	85,191	77,573	405,165	69,466	73,747	67,183	57,958	268,354
year / year %	6.5%	18.6%	27.2%	101.4%	10.6%	30.5%	-47.7%	-32.7%	-21.1%	-25.3%	-33.8%
quarter / quarter %	na	89.4%	-17.5%	-22.2%	-8.9%	na	-10.5%	6.2%	-8.9%	-13.7%	na
Real estate owned holding costs	334,164	28,610	45,214	91,467	56,487	221,778	83,672	85,872	91,146	176,048	436,738
year / year %	416.5%	-61.2%	-73.5%	59.1%	76.5%	-33.6%	192.5%	89.9%	-0.4%	211.7%	96.9%
quarter / quarter %	na	-10.6%	58.0%	102.3%	-38.2%	na	48.1%	2.6%	6.1%	93.1%	na
Other	588,581	109,263	114,601	101,835	94,630	420,329	155,995	102,103	102,925	126,680	487,703
year / year %	48.4%	5.2%	-30.3%	-39.0%	-38.3%	-28.6%	42.8%	-10.9%	1.1%	33.9%	16.0%
quarter / quarter %	na	-28.7%	4.9%	-11.1%	-7.1%	na	64.8%	-34.5%	0.8%	23.1%	na
Total operating expenses	8,497,735	1,900,966	1,886,925	2,126,349	2,113,172	8,027,412	1,976,642	2,250,634	2,235,256	2,470,194	8,932,726
year / year %	-2.9%	-12.5%	-17.4%	2.5%	7.4%	-5.5%	4.0%	19.3%	5.1%	16.9%	11.3%
quarter / quarter %	na	-3.3%	-0.7%	12.7%	-0.6%	na	-6.5%	13.9%	-0.7%	10.5%	na
Operating Margin	**26.8%**	**25.7%**	**27.9%**	**25.6%**	**27.0%**	**26.5%**	**23.7%**	**21.1%**	**25.3%**	**21.0%**	**22.7%**
Other income (expense)											
Gain (loss) on sale of real estate owned	(204,293)	98,399	-	(8,729)	(101,830)	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)
Total other income (expense)	(204,293)	98,399	-	(8,729)	(101,830)	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)
Income before income tax and LLC fees	2,906,669	755,870	730,706	723,824	679,103	2,889,503	598,165	614,821	641,302	657,341	2,511,629
Income tax and LLC fees	7,557	150	7,940	-	427	8,517	283	8,304	100	1,167	9,854
Net income	$ 2,899,112	$ 755,720	$ 722,766	$ 723,824	$ 678,676	$ 2,880,986	$ 597,882	$ 606,517	$ 641,202	$ 656,174	$ 2,501,775
year / year %	-15.9%	10.2%	-0.6%	-7.8%	-3.3%	-0.6%	-20.9%	-16.1%	-11.4%	-3.3%	-13.2%
quarter / quarter %	na	7.6%	-4.4%	0.1%	-6.2%	na	-11.9%	1.4%	5.7%	2.3%	na
Net Margin	**25.0%**	**29.5%**	**27.6%**	**25.3%**	**23.5%**	**26.4%**	**23.1%**	**21.3%**	**21.4%**	**21.0%**	**21.6%**

Footnotes

The amounts provided in the financial statements through December 31, 2018 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2019 have not been audited. Audited financial statements for the fiscal year 2019 will be available during the first quarter of 2020.

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

For the Three Months Ended

	December 31, 2019			September 30, 2019			December 31, 2018		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 667,855	-	-	$ 691,726	-	-	$ 690,305	-	-
Portfolio loans	89,691,919	$ 2,929,356	12.958%	80,585,239	$ 2,676,435	13.177%	73,853,481	$ 2,684,209	14.420%
Total interest-earning assets	90,359,775	2,929,356	12.862%	81,276,965	2,676,435	13.065%	74,543,786	2,684,209	14.286%
Allowance for loan losses	(942,580)			(819,237)			(901,199)		
Non-interest earning assets (3)	8,813,543			8,946,788			9,304,785		
Total Assets	98,230,738			89,404,516			82,947,371		
Interest-bearing liabilities									
Junior Notes	24,864,262	438,702	7.000%	24,625,873	456,991	7.362%	28,175,685	568,024	7.998%
Senior Notes	19,963,680	301,917	6.000%	18,182,925	274,883	5.998%	7,599,941	115,020	6.004%
Bank Borrowings	32,033,639	405,826	5.026%	25,787,738	352,517	5.423%	26,695,452	429,998	6.390%
Total interest-bearing liabilities	76,861,581	1,146,445	5.918%	68,596,536	1,084,391	6.272%	62,471,078	1,113,042	7.069%
Non-interest bearing liabilities (4)	605,041			489,298			473,553		
Shareholders' equity	20,764,116			20,318,681			20,002,741		
Total liabilities and shareholders' equity	$ 98,230,738			$ 89,404,516			$ 82,947,371		
Net interest income		$ 1,782,911			$ 1,592,044			$ 1,571,167	
Net Interest rate spread (5)			6.944%			6.793%			7.217%
Net interest margin (6)			7.828%			7.771%			8.362%
Ratio of interest-earning assets to interest bearing liabilities			1.18			1.18			1.19

Footnotes

(1) Average balances are the daily average unpaid principal balance of interest-earning assets and interest-bearing liabilities and include non-accruing loan balances.

(2) Interest includes all Portfolio Loan fee income and interest received on such loans, including late fees and default interest, and discount points and origination fees that are accreted to income over the life of the loan. Bank Borrowings exclude loan origination fees in accordance with generally accepted accounting principles.

(3) Non-interest-earning assets include interest receivable, line of credit origination fees, unamortized loan origination discount and real estate held for sale.

(4) Non-interest-bearing liabilities include loan servicing fees payable, interest payable, management incentive fees payable, accounting fees payable, and refunds due borrower.

(5) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(6) Net interest margin represents net interest income divided by average total interest-earning assets.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Total Assets	$ 76,716,646	$ 73,748,589	$ 78,134,651	$ 73,828,400	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602
Bank Borrowings (1)	$ 21,062,314	$ 18,485,522	$ 22,847,896	$ 19,014,051	$ 17,418,966	$ 23,743,771	$ 29,555,940	$ 20,778,689	$ 18,288,904	$ 18,213,863	$ 33,550,321	$ 30,548,052
Junior Notes	$ 36,132,766	$ 34,597,566	$ 33,695,207	$ 33,805,946	$ 27,418,329	$ 27,783,080	$ 27,473,529	$ 28,386,836	$ 28,836,841	$ 24,746,610	$ 24,394,658	$ 24,924,078
Senior Notes	$ -	$ -	$ -	$ -	$ 2,795,940	$ 4,058,859	$ 6,397,726	$ 8,066,007	$ 9,577,358	$ 17,346,712	$ 18,045,900	$ 20,914,989
Equity	$ 18,453,266	$ 19,739,856	$ 20,791,213	$ 20,205,127	$ 20,556,065	$ 20,117,645	$ 20,649,174	$ 20,324,112	$ 20,235,306	$ 20,413,166	$ 20,639,719	$ 21,183,026
Maximum Debt Covenant Calculation (2)	74.6%	72.0%	72.4%	71.5%	69.1%	72.6%	74.7%	73.1%	73.0%	74.0%	77.8%	77.4%
PORTFOLIO YIELD	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Interest Coverage - Bank Borrowings	13.1 X	11.6 X	10.2 X	8.9 X	8.8 X	8.7 X	6.6 X	6.7 X	8.0 X	12.1 X	8.5 X	7.7 X
Cummulative Interest Coverage - Sr. Notes	—	—	—	—	8.4 X	7.5 X	5.6 X	5.3 X	5.7 X	6.7 X	4.8 X	4.4 X
Cummulative Interest Coverage - Jr. Notes	2.6 X	2.8 X	3.1 X	2.7 X	2.9 X	2.9 X	2.7 X	2.6 X	2.5 X	3.0 X	2.8 X	2.7 X
Average Portfolio Leverage (QTR)	73.3%	74.0%	72.3%	73.0%	71.5%	71.7%	74.3%	75.3%	74.1%	73.5%	76.7%	78.2%
Weighted Average Portfolio Yield (QTR) (3)	16.335%	16.018%	15.294%	14.617%	14.236%	15.207%	14.804%	14.420%	13.856%	13.508%	13.177%	12.958%
Weighted Average Yield - New Originations (QTR) (3)	15.900%	14.610%	14.880%	14.940%	15.427%	14.435%	14.446%	15.993%	13.142%	12.844%	12.252%	12.399%
AVERAGE DAILY BALANCES	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Average Portfolio Loans (UPB) (QTR)	$ 68,074,136	$ 69,059,461	$ 71,808,399	$ 69,710,604	$ 66,229,012	$ 64,646,101	$ 72,656,095	$ 73,853,481	$ 69,634,093	$ 67,962,458	$ 80,585,239	$ 89,691,919
Average Cash (QTR)	$ 518,369	$ 705,626	$ 678,156	$ 681,377	$ 659,855	$ 652,846	$ 657,952	$ 690,305	$ 626,928	$ 572,862	$ 691,726	$ 667,855
Average Cash Utilization (QTR) (4)	99.2%	99.0%	99.1%	99.0%	99.0%	99.0%	99.1%	99.1%	99.1%	99.2%	99.1%	99.3%
Average LOC Daily Balance	$ 16,390,528	$ 18,471,445	$ 20,495,682	$ 20,291,432	$ 20,791,811	$ 20,047,274	$ 27,738,454	$ 26,695,452	$ 20,904,896	$ 16,369,083	$ 25,787,738	$ 32,033,639
Avg LOC Utilization	79.7%	73.9%	82.0%	81.2%	52.0%	50.1%	69.3%	66.7%	52.3%	40.9%	64.5%	80.1%
PORTFOLIO TURNOVER	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Loans Originated (QTR)	91	96	75	71	70	101	70	67	69	95	121	106
Loans Paid Off (QTR)	78	100	74	86	86	95	67	97	65	81	79	101
New REO Assets / Deeds in Lieu	3	1	3	0	1	2	0	5	0	0	1	0
Portfolio Loans	254	249	247	232	215	219	222	187	191	205	246	251
Total Historical Payoffs	1562	1663	1740	1826	1913	2010	2077	2179	2244	2325	2405	2506
Total Historical Originations, #	1816	1912	1987	2058	2128	2229	2299	2366	2435	2530	2651	2757
Total Historical Originations, $	$ 480,424,671	$ 505,409,597	$ 526,413,324	$ 545,960,538	$ 569,066,601	$ 604,752,339	$ 632,623,586	$ 655,819,250	$ 680,923,418	$ 710,721,761	$ 749,827,339	$ 782,106,336
LOAN SIZE (UPB)	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Portfolio Loans (UPB)	$ 71,383,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878
Average Loan Size	$ 281,036	$ 281,005	$ 296,938	$ 294,875	$ 292,896	$ 311,663	$ 342,128	$ 366,794	$ 357,352	$ 353,871	$ 359,693	$ 357,792
Median Loan Size	$ 205,101	$ 205,500	$ 207,000	$ 199,000	$ 207,000	$ 207,281	$ 247,125	$ 254,190	$ 236,637	$ 227,146	$ 250,211	$ 248,993
TTM Average Loan Size	$ 263,088	$ 273,282	$ 283,141	$ 288,463	$ 291,428	$ 299,093	$ 310,390	$ 328,370	$ 344,484	$ 355,036	$ 359,428	$ 357,177
$0-$100,000	47	42	38	46	39	38	30	20	18	21	27	29
$100,001-$200,000	78	79	79	72	64	69	59	50	57	58	67	71
$200,001-$300,000	50	49	46	39	42	38	42	39	39	49	52	47
$300,001-$500,000	46	49	45	36	36	36	42	33	36	39	51	54
$500,001-$1,000,000	26	24	32	33	25	29	39	35	33	29	37	39
$1,000,000-$1,500,000	7	6	6	5	9	7	8	8	5	5	7	7
$1,500,000-$2,000,000	0	0	1	1	0	2	2	2	3	4	5	4

(1) Bank debt and total assets are net of line of credit origination fees.

(2) Maximum Debt Covenant may not exceed 80% and is calculated as the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings divened by total assets.

(3) Weighted average portfolio yield equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).

(4) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Performing Loans	241	238	235	216	203	213	214	183	188	201	242	246
New Delinquent Loans	4	3	6	4	5	0	3	2	1	4	1	2
Total Delinquent Loans	13	11	12	16	12	6	8	4	3	4	4	5
Total Historical Delinquent Loans	115	118	124	128	133	133	136	138	139	143	144	146
Performing Loans (UPB)	$ 64,829,688	$ 64,904,122	$ 67,622,781	$ 60,356,521	$ 57,123,411	$ 64,996,082	$ 73,406,766	$ 65,498,665	$ 65,484,342	$ 70,870,060	$ 86,572,671	$ 86,932,085
Total Delinquent (UPB)	$ 6,553,532	$ 5,066,197	$ 5,720,823	$ 8,054,475	$ 5,849,226	$ 3,258,071	$ 2,872,928	$ 3,091,874	$ 2,769,878	$ 1,673,573	$ 1,911,879	$ 2,873,793
Non-Performing Loans (UPB)	$ 4,816,646	$ 1,751,887	$ 2,496,739	$ 4,609,829	$ 1,953,870	$ 1,049,300	$ 294,146	$ 1,465,532	$ 1,489,984	$ 392,527	$ 505,484	$ 1,079,550
Non-Accruing Loans (UPB)	$ 1,736,886	$ 3,314,310	$ 3,224,084	$ 3,444,646	$ 3,895,356	$ 2,208,771	$ 2,578,782	$ 1,626,342	$ 1,279,894	$ 1,281,046	$ 1,406,395	$ 1,794,243
Provision for Loan Losses (QTR)	$ 42,680	$ 14,073	$ -	$ -	$ -	$ 10,000	$ 35,000	$ 45,275	$ 30,000	$ 414,485	$ 165,430	$ 166,466
Loan Charge Offs (QTR)	$ (25,224)	$ (78,600)	$ (213,126)	$ -	$ -	$ -	$ (8,729)	$ (155,869)	$ (59,589)	$ (318,382)	$ (115,253)	$ (53,437)
Allowance for loan losses	$ 1,167,924	$ 1,103,397	$ 890,272	$ 890,272	$ 890,272	$ 900,272	$ 926,542	$ 815,947	$ 786,358	$ 882,461	$ 932,639	$ 1,045,668
% UPB	1.6%	1.6%	1.2%	1.3%	1.4%	1.3%	1.2%	1.2%	1.2%	1.2%	1.1%	1.2%
Total Historical Charge Offs vs Total Originations	0.015%	0.030%	0.069%	0.066%	0.064%	0.060%	0.059%	0.080%	0.086%	0.127%	0.136%	0.137%
Loan Fee Income, Net (QTR)	$ 69,003	$ 53,127	$ 25,882	$ 9,107	$ 139,113	$ 116,493	$ 82,934	$ (16,260)	$ 32,028	$ 72,276	$ 17,533	$ (3,032)
Delinquent Loan Detail												
Total Non-Performing Loans	7	4	7	10	4	1	2	2	2	3	2	2
Total Non-Accuring Loans	6	7	5	6	8	5	6	2	1	1	2	3
Total Impaired Loans	0	0	0	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)												
Performing	94.9%	95.6%	95.1%	93.1%	94.4%	97.3%	96.4%	97.9%	98.4%	98.0%	98.4%	98.0%
Total Delinquent	5.1%	4.4%	4.9%	6.9%	5.6%	2.7%	3.6%	2.1%	1.6%	2.0%	1.6%	2.0%
Non-Performing	2.8%	1.6%	2.8%	4.3%	1.9%	0.5%	0.9%	1.1%	1.0%	1.5%	0.8%	0.8%
Non Accruing	2.4%	2.8%	2.0%	2.6%	3.7%	2.3%	2.7%	1.1%	0.5%	0.5%	0.8%	1.2%
% of Total UPB												
Performing	90.8%	92.8%	92.2%	88.2%	90.7%	95.2%	96.2%	95.5%	95.9%	97.7%	97.8%	96.8%
Total Delinquent	9.2%	7.2%	7.8%	11.8%	9.3%	4.8%	3.8%	4.5%	4.1%	2.3%	2.2%	3.2%
Non-Performing	6.7%	2.5%	3.4%	6.7%	3.1%	1.5%	0.4%	2.1%	2.2%	0.5%	0.6%	1.2%
Non Accruing	2.4%	4.7%	4.4%	5.0%	6.2%	3.2%	3.4%	2.4%	1.9%	1.8%	1.6%	2.0%
% of Total Asset												
Performing	84.5%	88.0%	86.5%	81.8%	82.9%	84.9%	86.4%	83.6%	84.3%	87.0%	88.7%	88.1%
Total Delinquent	8.5%	6.9%	7.3%	10.9%	8.5%	4.3%	3.4%	3.9%	3.6%	2.1%	2.0%	2.9%
Non-Performing	6.3%	2.4%	3.2%	6.2%	2.8%	1.4%	0.3%	1.9%	1.9%	0.5%	0.5%	1.1%
Non Accruing	2.3%	4.5%	4.1%	4.7%	5.7%	2.9%	3.0%	2.1%	1.6%	1.6%	1.4%	1.8%
REO ASSETS	**1Q17**	**2Q17**	**3Q17**	**4Q17**	**1Q18**	**2Q18**	**3Q18**	**4Q18**	**1Q19**	**2Q19**	**3Q19**	**4Q19**
New REO Assets (QTR)	3	1	3	0	1	2	0	5	0	1	1	0
Sold REO Assets (QTR)	2	3	2	0	1	0	1	4	1	3	1	1
REO Assets Converted to Rental Properties	—	—	—	—	—	—	—	3	0	1	0	0
Total REO Assets (#)	8	6	7	7	7	9	8	6	5	2	2	1
Total REO Assets ($)	$ 4,262,735	$ 3,386,111	$ 3,827,675	$ 4,795,566	$ 5,672,235	$ 8,473,106	$ 8,853,754	$ 3,315,361	$ 2,876,573	$ 2,161,624	$ 2,340,802	$ 1,776,281
% of Total Assets	5.6%	4.6%	4.9%	6.5%	8.2%	11.1%	10.4%	4.2%	3.7%	2.7%	2.4%	1.8%
Total Historical REO Properties	28	29	32	32	33	35	35	40	40	41	42	42
Historical Foreclosures Reverted to Lender	21	21	22	22	23	24	24	27	27	28	29	29
Historical Deeds-in-Lieu of Foreclosure	7	8	10	10	10	11	11	13	13	13	13	13
RENTAL PROPERTIES	**1Q17**	**2Q17**	**3Q17**	**4Q17**	**1Q18**	**2Q18**	**3Q18**	**4Q18**	**1Q19**	**2Q19**	**3Q19**	**4Q19**
New Rental Properties (QTR)	—	—	—	—	—	—	—	3	0	1	0	0
Sold Rental Properties (QTR)	—	—	—	—	—	—	—	0	0	0	0	0
Total Rental Properties (#)	—	—	—	—	—	—	—	3	3	4	4	4
Total Rental Properties ($)	—	—	—	—	—	—	—	$ 6,414,813	$ 6,549,528	$ 7,087,303	$ 7,096,340	$ 7,111,371
% of Total Assets	—	—	—	—	—	—	—	8.2%	8.4%	8.7%	7.3%	7.2%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO AGE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
# of Loans												
00-06 months	125	142	138	123	120	138	135	107	114	143	172	176
06-09 months	42	24	31	33	28	31	25	34	25	18	32	28
09-12 months	32	24	18	18	18	17	23	11	23	12	9	19
12+ months	55	59	60	58	49	33	39	35	29	32	33	28
% of Total (# of Loans)												
00-06 months	49%	57%	56%	53%	56%	63%	61%	57%	60%	69.8%	69.9%	70.1%
06-09 months	17%	10%	13%	14%	13%	14%	11%	18%	13%	8.8%	13.0%	11.2%
09-12 months	13%	10%	7%	8%	8%	8%	10%	6%	12%	5.9%	3.7%	7.6%
12+ months	22%	24%	24%	25%	23%	15%	18%	19%	15%	15.0%	13.4%	11.1%
Unpaid Principal Balance												
00-06 months	$ 31,104,581	$ 36,499,876	$ 32,723,355	$ 28,935,266	$ 30,629,046	$ 43,117,221	$ 47,616,937	$ 34,548,794	$ 35,505,262	$ 45,872,055	$ 52,042,872	$ 53,167,479
06-09 months	$ 10,696,943	$ 6,021,385	$ 12,341,007	$ 9,158,379	$ 8,942,245	$ 6,601,092	$ 8,476,165	$ 15,836,408	$ 10,301,916	$ 7,029,326	$ 15,097,863	$ 10,600,733
09-12 months	$ 8,490,646	$ 6,487,248	$ 5,085,818	$ 8,696,998	$ 4,403,432	$ 4,543,049	$ 5,113,705	$ 5,863,478	$ 11,520,246	$ 6,227,050	$ 4,338,255	$ 9,784,634
12+ months	$ 21,091,051	$ 20,961,809	$ 23,193,424	$ 21,620,353	$ 18,997,914	$ 13,992,791	$ 15,072,888	$ 12,341,859	$ 10,926,796	$ 13,415,202	$ 17,005,561	$ 16,253,032
% of Total (UPB)												
00-06 months	44%	52%	45%	42%	49%	63%	62%	50%	52%	63%	59%	59%
06-09 months	15%	9%	17%	13%	14%	10%	11%	23%	15%	10%	17%	12%
09-12 months	12%	9%	7%	13%	7%	7%	7%	9%	17%	9%	5%	11%
12+ months	30%	30%	32%	32%	30%	21%	20%	18%	16%	18%	19%	18%

PORTFOLIO LTV	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Active Loans (UPB)												
Unpaid Principal Balance (UPB)	$ 71,383,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878
Unfunded Loan Balance (5)	$ 10,042,862	$ 9,623,347	$ 8,828,847	$ 7,647,593	$ 8,998,193	$ 10,324,467	$ 9,497,776	$ 9,491,811	$ 9,796,486	$ 10,183,256	$ 10,622,926	$ 9,902,260
Est. After Repair Value ($)	$ 116,049,500	$ 117,258,500	$ 120,431,500	$ 112,062,500	$ 108,844,500	$ 120,603,500	$ 131,550,000	$ 118,625,000	$ 118,689,600	$ 127,174,600	$ 150,983,600	$ 155,001,000
Loan-to-Value (Fully Funded) (6)	70%	68%	68%	68%	66%	65%	65%	66%	66%	65%	66%	64%
Paid Off Loans (UPB) (QTR)												
Unpaid Principal Balance (UPB)	$ 20,690,583	$ 24,364,144	$ 18,012,507	$ 23,826,888	$ 25,126,048	$ 28,014,906	$ 18,486,721	$ 29,526,730	$ 23,960,981	$ 24,874,495	$ 23,316,276	$ 30,687,115
Average Loan Size (UPB)	$ 265,264	$ 243,641	$ 243,412	$ 277,057	$ 292,163	$ 294,894	$ 275,921	$ 304,399	$ 368,630	$ 307,093	$ 295,143	$ 303,833
Average Loan Size (UPB , Trailing 12 Months)	$ 240,189	$ 245,148	$ 252,343	$ 257,344	$ 264,068	$ 276,882	$ 285,009	$ 291,844	$ 310,961	$ 314,011	$ 318,816	$ 318,675
Properties Sold - Retail (QTR) (7)												
Unpaid Principal Balance (UPB)	$ 16,293,707	$ 19,257,315	$ 16,309,947	$ 16,436,166	$ 22,500,289	$ 22,488,694	$ 16,153,215	$ 23,976,997	$ 18,915,694	$ 20,609,389	$ 17,220,565	$ 25,171,170
Original "After Repair" Loan to Value	65%	71%	63%	64%	67%	66%	65%	66%	67%	68%	63%	67%
Actual Sale Price	$ 26,208,124	$ 32,234,814	$ 28,248,386	$ 27,437,631	$ 36,168,289	$ 36,352,003	$ 24,890,858	$ 37,274,453	$ 30,007,600	$ 32,208,000	$ 28,500,531	$ 39,107,250
Actual Loan-to-Sales Price (LTV)	62%	60%	58%	60%	62%	62%	65%	64%	63%	64%	60%	64%
Properties Sold (# of Loans)	59	76	64	64	76	69	56	83	49	64	63	79
Refinanced Loans & Wholesaled Properties (QTR) (7)							67.00					
Unpaid Principal Balance (UPB)	$ 4,396,876	$ 5,106,829	$ 1,702,560	$ 7,390,722	$ 2,625,759	$ 5,526,212	$ 2,333,506	$ 5,549,733	$ 5,045,288	$ 4,265,106	$ 6,095,712	$ 5,515,946
Loans Refinanced & Wholesaled (# of Loans)	19	24	10	22	10	26	11	14	16	17	16	22

BORROWER CONCENTRATION	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Portfolio Borrowers	151	160	152	151	142	133	147	135	132	145	162	166
Avg. Loans / Borrower	1.7	1.6	1.6	1.5	1.5	1.6	1.5	1.4	1.4	1.4	1.5	1.5
Avg. % of Portfolio UPB per Borrower	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%
Top Borrower (% of UPB)	6%	6%	7%	8%	7%	7%	8%	8%	9%	9%	7%	6%
Top 3 Borrowers (% of UPB)	13%	13%	15%	17%	14%	19%	16%	18%	20%	17%	15%	14%

(5) Unfunded Loan Balance is comprised of construction funds that have been approved but not yet dispersed.

(6) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair Value (ARV).

(7) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the sales price. As of 1Q14, refinanced loans are

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
# of Loans												
SFR - Rehab	194	202	201	187	179	193	194	165	165	176	211	220
SFR - New Construction	35	30	33	34	27	25	26	19	22	26	31	25
MFR - Rehab (8)	18	16	13	11	8	1	1	1	1	1	2	2
MFR - New Construction	1	1	0	0	0	0	1	2	2	1	0	0
Commercial	0	0	0	0	0	0	0	0	1	1	2	4
Land Entitlements	5	0	0	0	1	0	0	0	0	0	0	0
Wholesale	1	0	0	0	0	0	0	0	0	0	0	0
% of UPB												
SFR - Rehab	72%	73%	73%	74%	77%	83%	83%	84%	81%	80%	79%	81%
SFR - New Construction	21%	22%	23%	24%	20%	15%	15%	13%	12%	14%	14%	11%
MFR - Rehab	5%	4%	3%	2%	3%	2%	2%	2%	1%	1%	2%	2%
MFR - New Construction	1%	<1%	0%	0%	0%	0%	<1%	<1%	1%	1%	0%	0%
Commerical	0%	0%	0%	0%	0%	0%	0%	0%	4%	3%	5%	6%
Land Entitlements	1%	0%	0%	0%	<1%	0%	0%	0%	0%	0%	0%	0%
Wholesale	<1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
CALIFORNIA												
# of Active Loans	57	55	51	46	47	48	52	59	58	57	78	85
% of Total UPB	35%	34%	35%	39%	43%	46%	47%	53%	46%	44%	49%	50%
# of Paid Off Loans (QTR)	13	19	17	14	16	22	18	20	18	24	22	25
% of Paid Off UPB	28%	34%	29%	21%	35%	42%	44%	35%	53%	44%	39%	38%
COLORADO												
# of Active Loans	7	11	9	10	9	12	18	15	18	17	19	13
% of Total UPB	5%	6%	5%	6%	7%	7%	10%	9%	12%	11%	10%	8%
# of Paid Off Loans (QTR)	3	2	3	3	3	3	1	6	3	5	5	11
% of Paid Off UPB	16%	3%	9%	6%	5%	5%	3%	9%	6%	9%	9%	13%
CONNECTICUT												
# of Active Loans	—	—	—	—	—	2	1	1	1	—	—	—
% of Total UPB	—	—	—	—	—	<1%	<1%	<1%	<1%	—	—	—
# of Paid Off Loans (QTR)	1	—	—	—	—	—	1	—	—	1	—	—
% of Paid Off UPB	1%	—	—	—	—	—	<1%	—	—	1%	—	—
FLORIDA												
# of Active Loans	1	2	3	5	3	4	4	3	3	1	2	2
% of Total UPB	<1%	<1%	1%	1%	1%	1%	2%	2%	1%	<1%	1%	1%
# of Paid Off Loans (QTR)	—	2	—	2	2	2	1	3	1	2	1	—
% of Paid Off UPB	—	1%	—	1%	1%	1%	<1%	2%	5%	1%	1%	—
GEORGIA												
# of Active Loans	2	2	3	1	4	5	1	1	4	5	6	6
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%	1%	1%	1%	1%
# of Paid Off Loans (QTR)	—	2	—	3	—	1	4	1	—	2	1	3
% of Paid Off UPB	—	1%	—	1%	—	<1%	3%	<1%	—	1%	<1%	1%
ILLINOIS												
# of Active Loans	75	62	52	55	46	41	40	23	16	12	8	6
% of Total UPB	17%	16%	12%	13%	12%	11%	9%	6%	5%	4%	3%	2%
# of Paid Off Loans (QTR)	17	25	23	14	16	19	7	15	7	4	4	2
% of Paid Off UPB	12%	13%	22%	10%	8%	10%	6%	7%	4%	2%	2%	3%
INDIANA												
# of Active Loans	1	1	1	3	2	1	1	1	2	5	12	12
% of Total UPB	<1%	<1%	<1%	1%	<1%	<1%	<1%	<1%	<1%	1%	2%	1%
# of Paid Off Loans (QTR)	2	1	—	—	1	2	—	1	1	—	1	3
% of Paid Off UPB	0	<1%	—	—	1%	1%	—	<1%	<1%	—	<1%	2%
LOUISIANA												
# of Active Loans (EOQ)	—	—	—	—	—	—	1	2	1	1	—	—
% of Total UPB	—	—	—	—	—	—	<1%	1%	<1%	<1%	—	—
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	1	—	1	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	<1%	—	1%	—

(8) Multi family residential is defined as consisting of 5 or more residential units. Prior to Q2:2018 multi-family loans included any projects with 2 or more units.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
MASSACHUSETTS												
# of Active Loans	2	3	3	3	4	—	1	—	—	—	—	—
% of Total UPB	1%	1%	1%	1%	2%	—	<1%	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	—	5	—	1	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	4%	—	1%	—	—	—	—
MISSOURI												
# of Active Loans	—	—	—	—	—	—	—	1	—	2	2	2
% of Total UPB	—	—	—	—	—	—	—	<1%	—	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	1	1	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	<1%	<1%	—	—
NEW JERSEY												
# of Active Loans	4	4	3	3	7	7	5	2	1	1	1	1
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	1	3	3	1	2	2	2	3	2	—	—	—
% of Paid Off UPB	<1%	1%	1%	<1%	1%	1%	1%	1%	1%	—	—	—
NORTH CAROLINA												
# of Active Loans	2	1	1	2	2	3	1	1	3	3	3	1
% of Total UPB	<1%	<1%	<1%	<1%	1%	1%	<1%	<1%	<1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	1	—	1	—	—	2	1	—	—	—	2
% of Paid Off UPB	—	<1%	—	1%	—	—	<1%	1%	—	—	—	1%
OKLAHOMA												
# of Active Loans	—	1	1	1	—	—	—	—	—	—	—	—
% of Total UPB	—	<1%	<1%	<1%	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	1	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	1%	—	—	—	—	—	—	—
OREGON												
# of Active Loans	69	68	77	59	51	50	47	39	43	45	50	58
% of Total UPB	30%	29%	32%	24%	22%	20%	18%	16%	22%	22%	20%	21%
# of Paid Off Loans (QTR)	24	30	14	32	27	24	17	23	12	19	21	19
% of Paid Off UPB	29%	35%	24%	47%	32%	26%	27%	29%	15%	25%	29%	20%
PENNSYLVANIA												
# of Active Loans	7	6	5	6	4	2	1	1	1	1	1	—
% of Total UPB	1%	1%	1%	1%	<1%	<1%	<1%	<1%	<1%	<1%	<1%	—
# of Paid Off Loans (QTR)	1	2	1	2	3	2	1	—	—	—	—	1
% of Paid Off UPB	1%	1%	1%	1%	1%	1%	<1%	—	—	—	—	1%
SOUTH CAROLINA												
# of Active Loans	—	2	5	4	4	5	6	5	6	4	4	3
% of Total UPB	—	<1%	1%	<1%	<1%	1%	1%	2%	3%	2%	1%	1%
# of Paid Off Loans (QTR)	2	—	—	2	1	—	—	3	—	2	—	1
% of Paid Off UPB	<1%	—	—	1%	<1%	—	—	1%	—	3%	—	<1%
TENNESSEE												
# of Active Loans	—	—	—	1	2	2	2	2	2	1	1	2
% of Total UPB	—	—	—	<1%	<1%	<1%	<1%	1%	<1%	<1%	<1%	1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	1	—	—	1	1	—
% of Paid Off UPB	—	—	—	—	—	—	<1%	—	—	1%	1%	—
TEXAS												
# of Active Loans	1	3	5	6	7	10	11	6	10	21	18	12
% of Total UPB	<1%	1%	1%	2%	2%	3%	3%	1%	3%	5%	3%	2%
# of Paid Off Loans (QTR)	1	1	—	3	2	1	2	7	4	5	11	13
% of Paid Off UPB	0	1%	—	2%	2%	1%	2%	5%	3%	3%	8%	7%
UTAH												
# of Active Loans	—	—	—	—	—	—	—	—	1	2	6	5
% of Total UPB	—	—	—	—	—	—	—	—	1%	1%	2%	1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—	—	1	5
% of Paid Off UPB	—	—	—	—	—	—	—	—	—	—	1%	3%
VIRGINIA												
# of Active Loans	—	—	3	3	3	2	1	1	1	2	3	4
% of Total UPB	—	—	<1%	1%	<1%	1%	<1%	<1%	<1%	<1%	<1%	2%
# of Paid Off Loans (QTR)	—	—	—	—	—	1	1	—	—	1	—	—
% of Paid Off UPB	—	—	—	—	—	1%	1%	—	—	1%	—	—
WASHINGTON												
# of Active Loans	26	28	25	24	20	25	29	24	20	21	26	30
% of Total UPB	10%	10%	9%	9%	6%	6%	7%	7%	6%	6%	6%	7%
# of Paid Off Loans (QTR)	13	12	13	9	12	11	9	13	15	14	9	14
% of Paid Off UPB	10%	10%	14%	8%	12%	7%	10%	9%	12%	10%	8%	10%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.